Exhibit 99.6

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal (Québec) H3A 0A3

AUDITOR’S CONSENT

The Board of Directors
Tembec Inc.

We consent to the use of our reports, each dated November 29, 2011, with respect to the consolidated financial statements of Tembec Inc. included in this annual report on Form 40-F.

Yours very truly,

Chartered Accountants

December 22, 2011
Montreal, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.